Example Template : 77O



DEUTSCHE LARGE CAP VALUE FUND

N-Sar June 1, 2015 - November 30 2015



Security Purchased	Cusip 	"Purchase/
Trade Date"	 Size (Shr) of Offering 	Offering Price
of Shares	Total ($) Amt of Offering	 Amt of
shares Purch by Fund 	% of Offering Purchased by
Fund	% of Funds Total Assets	Brokers	Purchased
From
Endo International PLC	IE00BJ3V9050	6/4/2015
	$1,750,000,000	$83.25	$1,750,000,000
	$3,740,506	0.21%		GS, JPM, DB,
BCLY 	JPM